DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Damon M. McLean damon.mclean@dlapiper.com T 919.786.2011 F 919.786.2211

April 28, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Nicholas P. Panos, Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Sentio Healthcare Properties, Inc. (the “Company”) Schedule TO-I filed April 10, 2014 File No. 5-86618

Dear Mr. Panos:

We are writing on behalf of the Company in response to your comment letter dated April 22, 2014, regarding the Company’s Schedule TO-I filed April 10, 2014. For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

Schedule TO | Cover Page

1.	Notwithstanding Sentio’s acknowledgement that it was required to sign the Schedule TO, and narrative disclosure within the Offer to Purchase that it is offering to purchase tendered securities, Sentio has not been identified as an offeror on the cover page. Please revise the cover page to add Sentio as an offeror together with Sentinel. Refer to Instruction K.1.

Response: The Company will make the requested revision to the cover page to identify the Company as the issuer and an offeror.

Item 13 of Schedule TO

2.	Rule 13e-3(a)(3) defines a Rule 13e-3 transaction to include a series of transactions that are reasonably likely or are undertaken with a purpose to produce one of the two effects specified in Rule 13e-3(a)(3)(ii). Given that 32.8% of the subject class is being sought, provide us with a legal analysis explaining whether the instant tender offer transaction is the first step in a series that results in the application of Rule 13e-3. Specifically address the admission made in the Offer to Purchase that the potential for a change of control exists due in part to the KKR Investor’s possible possession of 67.8% of Sentio’s voting stock.

Response: Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

Nicholas P. Panos, Senior Special Counsel

April 28, 2014

Page Two

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 .. . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Company advises the Staff that as of April 10, 2014, the commencement date of the Company’s tender offer, the number of holders of record of the company’s common stock was 3,595, as determined pursuant to Rule 12g5-1. Even in the extremely unlikely event that the tender offer were fully subscribed as a result of the stockholders owning the fewest shares per holder tendering all of their shares, the Company would still have 1,065 stockholders of record. Because of this, the instant tender offer cannot produce the effect described in Rule 13e-3(a)(3)(ii)(A).

Furthermore, the instant tender offer is not a part of a series of transactions that have either a reasonable likelihood or a purpose of producing the effect described in Rule 13e-3(a)(3)(ii)(A). You have noted that the tender offer might be considered part of a series of transactions involving the KKR Investor that are summarized under the heading “Certain Effects of the Offer” beginning on page 8 of the Offer to Purchase (which transactions the Company refers to generally as the “KKR Equity Commitment”). As disclosed in the Offer to Purchase, if the tender offer is fully subscribed, and if the maximum amount is drawn by the Company under the KKR Equity Commitment, then the KKR Investor and its affiliates would hold 67.8% of the Company’s voting capital stock as well as the same percentage of the Company’s as-converted common stock by virtue of the KKR Investor’s combined interests in the Series C Preferred Stock and Series B Preferred Units. However, the Company’s decision to draw funds by selling additional units of limited partnership interest in its operating partnership to the KKR Investor pursuant to the KKR Equity Commitment will not result in the overall number of the Company’s common stockholders declining, only in the KKR Investor’s proportionate voting and economic interest increasing. Therefore, even if, as described above, the tender offer were fully subscribed as a result of tenders by the stockholders who own the fewest shares per holder, and the KKR Equity Commitment were fully funded, the Company would still have well in excess of 300 stockholders of record. The Company also notes that, because Section 11.1 of the Company’s Articles of Amendment and Restatement as in effect on April 28, 2014, expressly eliminates any supermajority voting otherwise required or permitted by law in favor of approval of any matter by the affirmative vote of the holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter, the possible ownership by the KKR Investor of 67.8% of the Company’s voting capital stock would not entitle the KKR Investor to any voting rights that would not otherwise be available to the KKR Investor if it acquired greater than 50% of the Company’s voting capital stock pursuant to the KKR Commitment absent the Tender Offer.

Similarly, the purpose of the KKR Equity Commitment is not to produce the effect described in Rule 13e-3(a)(3)(ii)(A). On the contrary, as described on page 10 of the Offer to Purchase, one of the key rights accorded to the KKR Investor in connection with the KKR Equity Commitment is the ability, beginning in July 2017 to cause the Company to initiate a listing of the Company’s common stock on a national stock exchange, or a process to sell all or substantially all of the Company’s assets. Such a potential listing would necessitate that the Company have in excess of 300 stockholders of record. On the other hand, in the event that in the future the Company were to initiate an asset sale process in response to the exercise by the KKR Investor of its rights, such a transaction, which the Company’s board of directors is not presently entertaining or negotiating, would constitute a transaction separate from the instant tender offer, and would be subject to a separate analysis to determine the applicability of Rule 13e-3.

Nicholas P. Panos, Senior Special Counsel

April 28, 2014

Page Three

We note that this transaction cannot produce the effect specified in Rule 13e-3(a)(3)(ii)(B), because, as of the date of commencement of the tender offer, none of the Company’s equity securities were listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Exhibit 99(A)(1)(B) | Offer to Purchase – Miscellaneous

3. We noticed the statement that neither Sentio nor its board of directors makes any recommendation with respect to a decision whether or not to tender securities. We note, however, the identification of the KKR Investor, as defined in your filing, as a potential bidder with the meaning of Rule 14d-1(g)(2) and corresponding inclusion of the KKR Investor on the cover page of the Schedule TO as an Offeror as required by Instruction K.1. Notwithstanding the recognition of the KKR Investor as a third party bidder, an EDGAR header tag error appears to have occurred given the duplicate filing designation of SC TO-I. Given that the Schedule TO should have been filed on behalf of the KKR Investor with a SC TO-T header tag, Sentio is obligated to provide a response pursuant to Rule 14e-2. Because Rule 14d-9(g) defines this response as a solicitation for purposes of Rule 14d-9, Sentio will need to file a Schedule 14D-9 pursuant to Rule 14d-9(b). Please confirm for us that Sentio, when it re-submits the Schedule TO, will comply with all applicable regulatory requirements under Section 14(d)(4) and Rule 14d-9, as well as all disclosure requirements in Schedule 14D-9. Note that Instruction D to Schedule 14D-9 permits information to be incorporated by reference in answer or partial answer to items.

Response: The Company confirms that when it re-submits the Schedule TO, it will comply with all applicable regulatory requirements under Section 14(d)(4) and Rule 14D-9, as well as all disclosure requirements in Schedule 14D-9.

Nicholas P. Panos, Senior Special Counsel

April 28, 2014

Page Four

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Damon M. McLean

Damon M. McLean

Partner

DMM

EAST\75361846.3